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                             SEC FILE NUMBER 0-21782



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [A]

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 December 2003                        FLETCHER CHALLENGE FORESTS LIMITED

                                            /s/  P M GILLARD
                                            P M GILLARD
                                            SECRETARY
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[FLETCHER CHALLENGE LOGO]

                             [NEWS RELEASE GRAPHIC]

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

   FLETCHER CHALLENGE FORESTS INCREASING STAKE IN KEY US DISTRIBUTION COMPANY

Auckland, 5 December 2003 - Fletcher Challenge Forests Limited will become the majority shareholder in The Empire Company, Inc., one of the leading distributors and marketers of wood mouldings in the United States, under the terms of an agreement announced today.

The United States shareholders of The Empire Company and FCF have agreed to FCF increasing its shareholding in The Empire Company from one-third to two-thirds, for a payment to the United States shareholders of approximately US$10 million. The transaction will be completed in December 2003.

As a result of the increase in shareholding, upon completion FCF will fully consolidate the operations of The Empire Company, which in 2003 had sales revenues in excess of US$125 million.

FCF has also agreed to purchase, at a future date, the remaining one-third of the shares in The Empire Company not held by FCF. The right is exercisable by The Empire Company's US shareholders after 1 November 2004.

The existing management team at Empire will continue to run the business.

"The Empire Group is one of North America's leading moulding and millwork distributors and the leading supplier of wood mouldings to the Lowe's chain - the second largest home improvement retailer in the United States", said Mark Eglinton, FCF's General Manager, North American Consumer Solutions.

"FCF is the largest off-shore supplier of radiata solid wood mouldings to the United States, and this transaction reflects the growing global significance of the North American wood products market, and our determination to strengthen our position in the high-value United States mouldings supply, distribution and marketing sectors," he said.

ENDS

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TO:        BUSINESS EDITOR                 From:       Paul Gillard
                                           Company Secretary & General Counsel

Fax/Email: AUTO                            FLETCHER CHALLENGE FORESTS LTD

                                           Telephone:  64-9-571 9846
                                           Fax:        64-9-571 9872

Please note: If you do not receive 1 page including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.